July 30, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Buffalo Funds

Ladies and Gentlemen:

We represent Buffalo Funds (the “Trust”) in connection with its filing of Post-Effective Amendment No. 22 (the “Post-Effective Amendment”) to the Trust’s Registration Statement (Registration Nos. 333-56018; 811-10303) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended.  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Helge K. Lee

Helge K. Lee

Offices in Milwaukee, Madison, Green Bay and Appleton, WI; Washington, DC; and Shanghai, PRC
Godfrey & Kahn is a member of Terralex®, a worldwide network of independent law firms.

July 30, 2008

VIA EDGAR TRANSMISSION

Mr. Kimberley Browning
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549-1004

RE:	BUFFALO FUNDS (the “Trust”)
File Nos.: 333-56018 and 811-10303

BUFFALO SMALL CAP FUNDS, INC. (the "Company")
File Nos.: 333-40841 and 811-08509

Dear Ms. Browning:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of July 14, 2008 and July 30, 2008, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 19 to its registration statement.  PEA No. 19 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 15, 2008, for the purpose of adding five new series of the Trust: the Buffalo Balanced Fund, Buffalo High Yield Fund, Buffalo Large Cap Fund, Buffalo Small Cap Fund and Buffalo USA Global Fund.  We are also filing an amendment under Rule 485(b) under the 1933 Act for the Buffalo Small Cap Fund, Inc. (the “Company”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate.  For your convenience your comments and suggestions are included in bold typeface immediately followed by the Trust’s and Company’s responses.

Pursuant to our discussion, we are filing simultaneously a supplement (the “Supplement”) to the Prospectus and Statement of Additional Information to disclose information related to the corresponding series of the Buffalo Small Cap Fund, the Buffalo Small Cap Fund, Inc., a Maryland corporation.  Since we have obtained sufficient shareholder votes to approve the reorganization of that Fund into a comparable series of the Buffalo Funds Delaware Trust, the Special Meeting of the Shareholders has been adjourned to a later date in August 2008.  The  Supplement discloses all information applicable to the Maryland Buffalo Small Cap Fund Inc. which may be set forth differently for the short period of time until shareholder approval of the reorganization.

This letter is in response to your oral comments and suggestions of July 14, 2008, to Kristin M. Cuene of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) Nos. 19 to its Registration Statement.  PEA Nos. 19 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 15, 2008 for the purpose of updating the Trust’s Registration Statement to include five new series of the Trust: the Buffalo Balanced Fund, Buffalo High Yield Fund, Buffalo Large Cap Fund, Buffalo Small Cap Fund and Buffalo USA Global Fund.  These new series are being added to the Trust pursuant to a Plan of Reorganization that filed on Form N-14 on March 27, 2008.  The Reorganization is expected to occur on July 29, 2008 and the post-effective amendment. pursuant to Rule 485(b), to update the Trust’s Registration Statement is required to be filed on July 30, 2008.

In addition, in connection with this filing, the Trust hereby states the following:

•
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

•
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

•
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

RESPONSES OF THE TRUST TO ORAL COMMENTS
DATED JULY 14 and JULY 20, 2008

Prospectus (Investment Objectives and Principal Investment Strategies)

1.
Please revise the organization of the Prospectus so that it describes for each Fund the investment objective and corresponding principal strategies, followed by the principal risks of that Fund, as stated in Item 2 of Form N-1A, rather than grouping the investment objectives of each Fund, then the principal strategies of each Fund, followed by the principal risks of each Funds.  If you wish to provide additional information regarding the strategies and risks related to the Funds, please consider including this as part of your Item 4 disclosures.

Response:  The Trust responds by revising the Prospectus accordingly.

2.
For each of the Funds that are investing in bonds, please disclose whether the Fund invests in both rated and unrated bonds, whether the issuers of the bonds are domestic and/or foreign and the credit quality ratings of bonds.  As part of your Item 4 disclosures, please identify the ratings agencies that rate the bonds, or if unrated, whether the adviser or some other entity undertakes the rating. If the Funds do not invest in unrated bonds, please include this representation in your Response Letter.

Response:  The Trust responds by stating that the Funds invest may in domestic bonds.  Only the Buffalo Jayhawk China Fund [and Buffalo International Fund] may invest in foreign issued bonds. As disclosed in the SAI, the Funds rely on Moody’s and S&P for bond ratings.  The Funds may also occasionally invest in unrated bonds.  When the bonds are not rated by Moody’s or S&P, the Advisor undertakes a careful analysis to determine whether the credit worthiness of the bonds are comparable in quality to the rating criteria established by Moody’s and S&P and in which the Funds may invest. The Prospectus will be revised to address the Staff’s comments.

3.	Through out the entire prospectus, please avoid using unequivocal language (other, such as, for example, etc.). Where such language is used at present, please clarify or omit the language.

Response:  The Trust responds that it will clarify the language used to the extent reasonably possible.

4.
For each Fund as applicable, please disclose the range of companies in which the Fund may invest as measured by market capitalization of such companies. This would include the companies in which the Funds may invest up to 20% of their net assets in a manner other than in accordance with the disclosed “principal strategies.”

Response:  The Trust responds that for the Buffalo Micro Cap, Buffalo Small Cap, Buffalo Mid Cap and Buffalo Large Cap Funds, 80% of the Fund’s net assets must be invested in companies with a market capitalization that corresponds to the investment strategy reflected by the Fund’s name. For the remaining 20% of net portfolio assets for these Funds, and for the Buffalo International Fund, Buffalo Balanced Fund, Buffalo High Yield Fund, Buffalo Jayhawk China Fund, Buffalo Science & Technology Fund,  theFunds may invest in companies of any market capitalization, provided that the securities of such company are consistent with the investment objective of the respective Fund.  Since the remaining 20% of net assets invested in companies of market capitalization other than those indicated by the name of the Fund, such investments would as part of the Fund’s non-principal investment strategies, and the risks corresponding to companies of varying market capitalizations is set forth in the Funds’ Statement of Additional Information.

5.
At the end of the first sentence under the Buffalo High-Yield Fund which refers to “higher risk debt securities rated below investment grade by the major ratings agencies,” please add “commonly know as “junk bonds.”  Please make similar revisions where applicable.

Response:  The Trust responds by revising the Prospectus and SAI accordingly.

6.	Please include in your Response Letter to the Staff a representation regarding the minimum number of countries in which the Buffalo International Fund will invest.

Response:  The Trust responds by advising the Staff that the minimum number of countries in which the Buffalo International Fund will invest is no less than seven (7) countries.

7.	With respect to the Buffalo Jayhawk China Fund, please explain the reason behind inclusion of the word “Jayhawk” in the name of the Fund.

Response:  The Trust responds by noting that “Jayhawk Capital Management LLC” is the name of the sub-advisor to the Buffalo Jayhawk China Fund. Accordingly, the Fund is named to highlight the association of both the Advisor and Sub-advisor with the Fund.
.

8.	Please combine the first two bullet points in the description of the Buffalo Jayhawk China Fund so that “China Companies” are defined as companies:
•
(i) that are organized under the laws of China, or with a principal office in, the People’s Republic of China or its administrative or other districts, including Hong Kong (“China”) and (ii) that issue securities for which the principal trading market is in China; or

•	that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in China, or which have at least 50% of their assets in China.

Response:  The Trust responds respectfully by noting that the revision requested by the Staff would significantly reduce the securities in which the Fund would be able to invest.  By requiring the Fund to define “China Companies” as companies (i) that are organized under the laws of China, or with a principal office in, the People’s Republic of China or its administrative or other districts, including Hong Kong (“China”) and (ii) that issue securities for which the principal trading market is in China, eliminates the entire scope of companies which are organized or located in China, but which issue securities for trading in foreign or international markets.  For example, larger Chinese companies are increasingly looking to issue securities for which the principal trading market is not China, yet these companies may present very attractive investment opportunities for the Fund.

Furthermore, the revision requested by the Staff, if interpreted correctly by the Trust, is not required under the Release regarding Rule 35d-1 and Investment Company names. (Rel. No. IC-24828).  The SEC Staff specifically modified in that Release the proposed two part test to eliminate the requirement that the Fund invest 80% of its assets in “securities of issuers.” The Release only requires that the Fund “invest 80% of assets in ‘investments’ that are tied economically to the particular country or geographic region suggested by its name.” As required by the Release, the Prospectus sets forth the criteria used by the Fund to determine if investments are sufficiently tied economically to China.

The Trust believes that the criteria the Fund has used since its inception should be maintained as written, given that it allows the Fund “the flexibility to invest in additional types of investments…[which] expose the company’s assets to the economic fortunes and risks of the geographic region indicated by its name.”  The Trust suggests that the criteria used by the Buffalo Jayhawk China Fund meets the requirements of the Release as presently stated in the Prospectus without the revision proposed by the Staff.  The Staff’s suggestion eliminates an entire class of companies that investors would readily recognize as “China Companies” (i.e., those companies organized or having their principal place of business in China, but whose principal trading market for is outside of China.)

9.
In the paragraph beneath the bullet points in the Buffalo Jayhawk China Fund, please revise the following sentence: “The Fund’s indirect investments in China Company equity securities may be used as tools to gain exposure to Class A shares or other specific Chinese securities or markets, which may have certain limitations on direct investments.”  The revision should explain in plain English what the phrases “gain exposure” and “which may have certain limitations” mean.

Response:  The Trust responds by noting that the phrase “gain exposure” in the context used means that the Fund may benefit from an indirect investment in the securities in question.  The “certain limitations” to which the Prospectus refers are generally residency requirements or Chinese government approval requirements which are necessary to invest directly in some types of Chinese securities. Only Chinese residents/funds and foreign funds with specific quota from the Chinese government can invest directly in China’s A-Share market.  For non-PRC residents/funds, only extremely large financial institutions (e.g., J.P. Morgan, UBS, Lehman Brothers) can obtain A-Share quota. The Chinese government has limited direct investment through QFII (qualified foreign institutional investor) quota.  Thus, foreign funds without a quota (such as the Buffalo Jayhawk China Fund) have accessed China’s A-Share market through obtaining quota allocation from the large financial institutions that do have quota.  These large institutions hold A-Shares directly and create synthetic securities that are held by their clients to whom they have allocated quota (e.g. Class A securities).  The Prospectus will be revised to the extent possible to respond to the issues raised by the Staff in its comments of both July 14 and July 30.

10.
In the 2nd paragraph below the bullet points in the Buffalo Jayhawk China Fund, regarding the sentence “The portfolio managers have extensive expertise in the China market…,” please include in this paragraph a plain English explanation of the “extensive expertise” of the portfolio manager for the Fund.

Response:  The Trust responds by revising the Prospectus to include this information.

11.
In the 3rd paragraph below the bullet points in the Buffalo Jayhawk China Fund, please revise the sentence “…..may invest up to 20% of its net assets in securities of companies that do not qualify as China Companies…” to include an explanation of the types of companies in which the Fund may invest “that do not qualify as China Companies” (i.e., the kinds of “companies which expect to benefit from developments in the Chinese economy”). Also, in the same paragraph, please confirm with Advisor that the Fund may invest up to 20% of its net assets in debt securities of China Companies.

Response:  The Trust responds that the Fund may invest up to 20% of net assets in companies which expect to benefit from developments in the Chinese economy.  While these companies do meet the Fund’s criteria for “China Companies,” the Sub-Advisor believes that the securities of such companies are likely to experience long-term growth in value (i.e., “likely to benefit”) from developments in the Chinese economy.  The types of companies in which the Fund may invest are likely to be multi-national or international companies which may substantially increase exports to China as a result of increasing Chinese consumerism or technological advances, or companies which may import a greater percentage of less expensive Chinese parts (as manufacturing capacity increases in China) to lower their total cost of goods produced.

The Trust also confirms that the Buffalo Jayhawk China Fund may invest up to 20% of its net assets in debt securities of China Companies

13.
Please explain how the Buffalo Jayhawk China Fund will meet its investment objective of long term growth of capital by investing in debt securities (which the Prospectus currently includes as a non-principal strategy.)

Response:  The Trust responds by noting the Sub-advisor’s answer to this Staff inquiry: The reason the Fund may invest a up to 20% of Fund assets in debt securities of China Companies is that the Sub-Advisor reviews a significant number of China Companies that offer convertible debt instruments that carry with them considerable equity components.  While not a principal strategy of the Buffalo Jayhawk China Fund, the Fund retains the ability to invest in these instruments up to 20% of its net assets to capture any attractive opportunities in the market offered through these types of debt securities.

14.	In the Buffalo Micro Cap Fund paragraph, please confirm that the Russell 2000 Index is correctly referenced.

Response:  The Trust responds by stating that the Russell 2000 Index is correctly referenced in the Prospectus with respect to the Buffalo Micro Cap Fund.  It is the index used as a reference for determining those companies which are consistent with the Fund’s investment strategy.

15.
With respect to the Buffalo Balanced Fund, Buffalo Large Cap Fund, Buffalo Micro Cap Fund, Buffalo Mid-Cap Fund, Buffalo Science & Technology Fund, and Buffalo Small Cap Fund, please disclose specifically the “other” types of securities or financial instruments the Funds use  to achieve their investment objectives.

Response:  The Trust responds by revising the Prospectus accordingly.

16.
In the Buffalo Science & Technology Fund paragraph, please explain in plain English what is meant by “expected to benefit” and “likely to benefit” from [technological advances].  Please also confirm with the Advisor what types of companies are expected and likely to benefit, and how the Advisor selects the companies in which it will invest.  In addition, please add a disclosure of the risk that, due to the subjective nature of the Advisor’s selection process, the securities of the companies  in which the Fund invests may not actually increase in value as expected due to scientific or technological benefits.

Response:  The Trust responds by noting “expected” or “likely to benefit” in the context to which this Comment refers means that the Fund selects its investments through rigorous analysis of the potential impact of technological developments on companies. This review and evaluation is undertaken by portfolio managers with in-depth industry expertise. The Fund then selects those companies with the greatest upside potential based on that analysis. The Fund then invests in securities that are likely to result in long-term growth of capital.  The types of companies range across industries and include, for example,  companies which could implement technological advances as a means of decreasing manual labor costs or technology centered companies which develop industry leading advantages. The Prospectus will be revised to clarify the issues raised by the Staff.

17.
With respect to the bullet point disclosures of the principal investment types for the Funds generally, please eliminate this paragraph and include this information under the information related to each Fund.  In addition, please ensure that the principal and non-principal strategies (including types of investments) are consistent with each Fund’s investment objective.

Response:  The Trust responds by revising the Prospectus accordingly.

Prospectus (Principal Risk Factors)

18.
In your Response Letter, regarding the Technology Company Risk disclosure paragraph, please further explain the sentence “These Funds may at times invest a significant amount of their assets (more than 25%) in technology companies” and how that statement relates to the Funds’ concentration policy and regulatory restrictions regarding concentration.

Response:  The Trust responds by noting that the Funds’ investments may be in technology companies that fall within many industrial classifications. While the Funds may invest up to 25% of net assets in technology companies, and there is the corresponding risk of investment in that type of company, there is no concentration in the “technology industry.” The technology companies in which the Funds invest range from industries such as healthcare, telecommunications, financial services and others, which avoids completely the risk of concentration in the “technology industry.”

19.
In the Debt Securities Risks, please disclose the range of ratings used and the rating agency that rate the securities.  Further, please disclose whether the Funds invest in unrated debt securities, if applicable.

Response:  The Trust responds by noting that debt securities are a Principal Strategy for the Buffalo Balanced Fund and the Buffalo High Yield Fund.  Both Funds invest in unrated debt securities, which after careful review and analysis, are then rated by the Advisor.   The Prospectus will be revised to disclose this information.

Prospectus (Fees and Expenses)

20.	Please complete the Fees and Expenses table for each of the Funds before submitting the definitive filing.

Response:  The Trust responds by completing the Prospectus appropriately.

Prospectus (Portfolio Managers)

21.
In the paragraph describing Elizabeth Jones’ background information, please delete the second sentence “She pursued her M.B.A. from Arizona State University from 2000-2002” as it states later in the paragraph that she has completed her M.B.A.

Response:  The Trust responds by revising the Prospectus accordingly.

Prospectus (General)

22.	Please revise the Prospectus to include all relevant comments made by the Staff in connection with the Prospectus/Proxy Statement for the shell funds filed on Form N-14A on June 9, 2008.

Response:  The Trust responds that it will incorporate all comments made by the Staff with respect to the Prospectus/Proxy Statement for the shell funds as part of the Form N-14 filed previously, to the extent that the comments are applicable to this Prospectus as well.

Statement of Additional Information: General

23.	Please revise the Statement of Additional Information to conform with the revisions being made to the Prospectus.

Response:  The Trust responds by revising the Statement of Additional Information accordingly.

Statement of Additional Information: Description of the Funds

24.
Please review the following sentence from the 3rd paragraph under the Buffalo Balanced Fund, “The Fund retains the freedom to invest up to 75% of its net assets in corporate debt securities, convertible debt securities, preferred stocks and convertible preferred stocks, including higher yielding, high-risk debt securities.”

Response:  The Trust responds by stating that the Advisor does not presently have any intention to invest 75% of net assets in fixed income securities.  Nevertheless, the Advisor believes that the investment objectives of the Fund, both long-term capital appreciation and the generation of current income, can be achieved in some circumstances by retaining the freedom to invest 75% of its net assets in fixed income securities and 25% in equity securities.  First, certain fixed-income securities can give rise to long-term capital appreciation (e.g., convertible securities with a significant equity component).  Second, the long-term capital appreciation achieved by the equity securities in the portfolio may be sufficient to allow the Fund to generate additional current income by increasing investments in fixed income securities. The Buffalo Balanced Fund would still be considered a “balanced fund” in terms of achievement of investment objectives and overall returns. In addition, even if the Fund were to invest 75% of net assets in fixed income securities, it would still conform to the Division’s position “that an investment company that holds itself out as "balanced" should invest at least 25% of its assets in fixed income senior securities and should invest at least 25% of its assets in equities. Cf. Former Guide 4 in the N-1A Guidelines Release, supra note 6 (rescinded by N-1A Amendments, supra note 6, at 13940 n.214) (requiring an investment company that purports to be "balanced" to maintain at least 25 percent of the value of its assets in fixed income senior securities).”  Rel. No. IC-24828, fn. 42.

Statement of Additional Information: Principal Investment Strategies, Policies and Risks

25.	Please review the Principal Investment Strategies of each Fund to be sure they are distinguished from Non-Principal Strategies.

Response:  The Trust responds by stating that it will review the Prospectus and SAI to ensure that the principal strategies of each Fund are distinguished from the non-principal strategies.

Statement of Additional Information: Fundamental Investment Restrictions

26.
In number 4 under the Fundamental Investment Restrictions, please disclose the extent to which each of the Funds enters into repurchase agreements.  Also please disclose in greater detail the regulatory restrictions to which the Funds are subject with respect to securities lending.

Response:  The Trust responds by stating that the Funds do enter into repurchase agreements as a non-principal investment strategy and, subject to market conditions, currently intends to invest no greater than 10% of any Fund’s assets in repurchase agreements.

In addition, the SAI disclosures will be supplemented to add information regarding the regulatory restrictions to which the Funds are subject with respect to securities lending, including the Funds’ Securities Lending Policy, which requires a Fund to recall any securities which have been loaned if such securities have a proxy proposal pending.  This is to ensure that voting occurs in accordance with the Funds’ Proxy Voting Policy.

27.
In your Response Letter to the Staff, as to the fifth Fundamental Investment Restriction regarding borrowing money, please state that the Fund(s) do not enter into reverse repurchase agreements, if true.

Response:  The Trust responds by stating that the Funds currently do not enter into reverse repurchase agreements and, while there is no present intent to do so, the Funds are not restricted from use of these financial instruments.

28.
As to the sixth Fundamental Investment Restriction regarding concentration in any one industry, please consider adding a footnote to this restriction, stating the Staff position that investment of 25% or more of  net portfolio assets of a fund in any one industry is considered “concentration” in such industry.

Response:  The Trust responds by noting the Staff’s position regarding industry concentration and including this information in a new section in the SAI regarding other regulatory restrictions on the Funds’ investments.

Statement of Additional Information: NON-Fundamental Investment Restrictions

29.
Please consider adding a sub-heading after Non-Fundamental Investment Restrictions, to disclose that any pledge of assets to secure borrowing must be limited to 33 1/3% of its net portfolio assets.  Also, if the Funds do not engage in pledging of assets, please state accordingly.  The Funds use (or non-use) of repurchase agreements could be stated here, as well the regulatory restrictions on securities lending.

Response:  The Trust responds by adding a sub-heading in the Statement of Additional Information regarding additional restrictions and including thereunder the regulatory requirements for the pledging of assets, borrowing, and securities lending. The Funds do not have a policy regarding reverse repurchase agreements, although at the present time, no Fund uses them as an investment strategy.

Part C:  Exhibits

30.
For all future 485(a) filings, all applicable exhibits should be included.  If the actual exhibit is not finalized, please use a “Form of” the agreements to be filed, instead of using the phrase “to be filed.” Exhibits should not be filed for the first time with the 485(b) filing.

Response:  The Trust responds by stating that its Exhibits will be filed with all future 485(a) filings wherever reasonably possible.  The Trust understands the Staff’s concern regarding the need to review exhibits prior to the 485(b) filing and will make every attempt to address this request.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact Kristin M. Cuene by telephone at (414) 765-5348.

Sincerely,

/s/

Joseph C. Neuberger
for Trust for Professional Managers

Enclosures

cc:           Carol Gehl, Godfrey & Kahn, S.C.